

20008934

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32673

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 _____ AND ENDING 12/31/19 _____
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brooklight Place Securities, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

1901 Butterfield Road, Suite 220

(No. and Street)

Downers Grove	**IL**	**60515**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Brettell   (816) 824-3980

                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FGMK, LLC

(Name – *if individual, state last, first, middle name*)

333 W. Wacker Drive, 6th Floor **Chicago**	**IL**	**60654**
(Address) (City)	(State)	(Zip Code)

CHECK ONE:

[✔] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Charles Brettell _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooklight Place Securities, Inc. _____ , as of December 31 _____ , 20 19 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAYLER HAGAN
Notary Public, State of Arizona
Maricopa County
Commission # 563459
My Commission Expires
April 26, 2023

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brooklight Place Securities, Inc.

Financial Report
with Supplementary Information
December 31, 2019

Brooklight Place Securities, Inc.

Contents



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brooklight Place Securities, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Brooklight Place Securities, Inc. (the "Company") as of December
31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31

Brooklight Place Securities, Inc.

Assets

Cash and cash equivalents	$ 265,653
Commissions receivable	133,333
Other receivables	4,595
Prepaid expenses	72,292
Broker deposits	25,000
Furniture, computer hardware and software - Net of accumulated depreciation of $39,459	3,725
Right-of-use asset, net	27,477
Total assets	**$ 532,075**

Liabilities and Stockholders' Equity

Liabilities

Commissions payable	$ 124,212
Related party payable	32,000
Income taxes payable	6,409
Other accounts payable and accrued expenses	12,458
Lease liability	27,872
Total liabilities	202,951

Stockholders' Equity

Common stock, $1 par value:	
1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	289,356
Retained earnings	38,768
Total stockholders' equity	329,124
Total liabilities and stockholders' equity	**$ 532,075**

Brooklight Place Securities, Inc.

Revenues
Commissions:

Security transactions	$ 11,566
Mutual fund	1,016,606
Variable annuity	1,153,241
Equity indexed annuity	7,935
Other income	68,385
Total revenues	2,257,733

Expenses

Commissions	1,466,193
Employee compensation and related benefits	265,123
Other general and administrative expenses	495,071
Total expenses	2,226,387

Income Before Income Taxes	31,346
Income Tax Expense	6,410
Net Income	$ 24,936

Brooklight Place Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balance - January 1, 2019	$ 1,000	$ 289,356	$ 13,832	$ 304,188
Net Income	-	-	24,936	24,936
Balance - December 31, 2019	$ 1,000	$ 289,356	$ 38,768	$ 329,124

Brooklight Place Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2019

Cash Flows from Operating Activities		
Net Income	$	24,936
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense		4,747
Non-cash lease payments		24,270
Payments made on lease liabilities		(23,875)
Changes in operating assets and liabilities:		
Increase in receivables		(30,075)
Increase in prepaid expenses		(24,373)
Increase in commissions payable		35,036
Increase in related party payable		738
Increase in taxes payable		6,409
Decrease in accounts payable and accrued expenses		(892)
Net cash provided by operating activities		16,921
Net Increase in Cash and Cash Equivalents		16,921
Cash and Cash Equivalents - Beginning of year		248,732
Cash and Cash Equivalents - End of year	$	265,653

Brooklight Place Securities, Inc.

Note 1 - Industry Operations

Brooklight Place Securities, Inc. (the "Company") was incorporated in 1984 as MTL Equity Products, Inc. All of the issued and outstanding stock in the Company was acquired by Crabtree Holdings, LLC after the close of business on February 28, 2013. The Company was renamed Brooklight Place Securities, Inc. as of March 1, 2013.

The Company acts as an insurance agent, broker, producer, and intermediary in the solicitation of purchases of insurance and the solicitation of purchases and sales of securities.

As of December 31, 2019, all 1,000 issued shares are outstanding. Crabtree Holdings, LLC ("Crabtree") which is owned by Charles R. Brettell owns 999 shares while TRAC Enterprises, LLC ("TRAC") which is owned 50% by Charles Truhlar and 50% by David Racich owns 1 share. TRAC has been granted an option to acquire up to a 50% ownership stake in the Company.

Certain insurance companies require that certain fixed annuity products be sold by registered representatives and offered through broker/dealer firms and, as such, the Company also offers fixed annuity products for these insurance companies.

The Company requires that equity indexed annuities ("EIAs") be sold by registered representatives. The Company works with several field marketing organizations to determine suitable products to provide access and service in selling EIAs.

The Company clears its securities transactions on a fully disclosed basis through The Royal Bank of Canada (the clearing broker/dealer). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission ("SEC") and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting: The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Brooklight Place Securities, Inc.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Future events and their effects cannot be predicted with certainty; accordingly, accounting estimates require the exercise of judgement.

Leases - The Company recognizes and measures its leases in accordance with Financial Accounting Standards Board ("FASB") ASC 842, Leases. The Company is a lessee in a non-cancelable operating lease for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liabilities (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Revenue Recognition – Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised goods or services to its customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for these promised goods or services.

Significant Judgments - Revenue from contracts with customers includes commission income and fees. The recognition and measurement of revenue is based on the assessment of individual contact terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified;

when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Sales-based commission revenue is recognized at the point in time at which the sale of an insurance product or investment security occurs on a trade date basis. The commission is based on a percentage of the value of the product sold as of the transaction date.

Trailing commission revenue is recognized over a period of time as earned. Trailing commission revenue is generally based on a percentage of the current market value of a client's investment holding in trail-eligible investments, and is recognized over the period during which services, such as on-going support, are performed. Trailing commissions are based on a percentage of the monthly or quarterly market value of such a client's investment holdings, therefore such revenue is not recognized until such market value can be determined.

The Company earns commission revenue from the sale of securities in an agency capacity. Commission expenses are recorded at the same time as related commission revenue.

Disaggregation of Revenue – In the following table, revenue from contracts with customers is disaggregated by insurance produce or investment security:

For the Year Ended December 31, 2019	Sales-Based	Trailing Commissions	Total
Security transactions	$ 11,566	$ -	$ 11,566
Mutual fund	203,648	812,958	1,016,606
Variable annuity	514,561	638,680	1,153,241
Equity indexed annuity	7,935	-	7,935
	$ 737,710	$ 1,451,638	$ 2,189,348

Cash and Cash Equivalents - Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value. The Company regularly maintains cash balances that exceed Federal Depository Insurance Corporation limits.

Furniture, Computer Hardware and Software - Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and amortization and

Brooklight Place Securities, Inc.

any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation and amortization commence when the assets are available for use and is expensed on a straight-line basis to depreciate and amortize the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation and amortization methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate. Estimated useful lives are five years for furniture, computer hardware and software.

Note 3 - Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities. The Company had no significant deferred taxes or taxes payable as of December 31, 2019.

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 4 - Commitments and Contingencies

In the ordinary course of business, the Company may be subject to various claims, litigation, regulatory and arbitration matters. Although the effects of these matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the Company's financial position, results of operations, or net cash flows.

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnification under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of future obligations under these indemnification to be remote.

Note 5 – Leases

The Company has a lease asset for office space with initial non-cancelable terms in excess of one year. The Company classified its lease as an operating lease. The Company's lease contains a conditional right to terminate any time after August 31, 2019 with six (6) months' notice, which must be accompanied by a $10,000 termination payment. The Company has no plans to exercise the right to early termination as of December 31, 2019. Payments due under the lease contract include fixed payments plus variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property tax, insurance, and operating expenses. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease cost	$24,270
Variable cost	$14,732
Total lease cost	$39,002

Amounts reported in the balance sheet as of December 31, 2019 were as follows:

Operating lease ROU asset	$27,477
Operating lease liability	$27,872

Other information related to leases as of December 31, 2019 were as follows:
Supplemental cash flow information:
Cash paid for amounts included in the measurement of lease liability:

Operating cash flow from operating lease	$23,875

ROU assets obtained in exchange for lease obligation:

Operating lease	$49,851

Reduction to ROU asset resulting from reductions to lease obligations:

Operating lease	$22,374

Weighted average remaining lease term:

Operating lease	14 months

Weighted average discount rate:

Operating lease	4.75%

Amount disclosed for ROU assets obtained in exchange for lease obligation and reductions to ROU assets resulting from reductions to lease obligations include

Brooklight Place Securities, Inc.

amounts added to or reduced from carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of the lease liability under the non-cancellable operating lease as of December 31, 2019 are as follows:

2020	$24,591
2021	$ 4,119
Subtotal	$28,710
Less imputed interest	($ 838)
Total lease liability	$27,872

Note 6 - Related Party Transactions

The Company retains certain consulting and management services from Prosody Consulting, LLC (owned by Charles R. Brettell, owner of Crabtree). Prosody Consulting, LLC was paid $95,500 during the year ended December 31, 2019 for consulting and management services which is included in other general and administrative expenses in the accompanying statement of operations.

TRAC owners David Racich and Charles Truhlar were each paid $63,750 during the year ended December 31, 2019 for consulting and management services which is included in other general and administrative expenses in the accompanying statement of operations.

Related party payables on the statement of financial condition include $27,000 payable to Prosody Consulting, LLC, $2,500 payable to Charles Truhlar and $2,500 payable to David Racich for services rendered during 2019.

Note 7 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. The Company is required to maintain minimum net capital equal to the greater of 6-2/3 percent of aggregate indebtedness, as defined, or $50,000. At December 31, 2019, the Company had net capital of $214,887, exceeding the required net capital of $50,000 by $164,887. At December 31, 2019, the ratio of aggregate indebtedness to net capital was .82 to 1. The net capital rules may effectively restrict the payment of advances, dividends, or other equity withdrawals.

Brooklight Place Securities, Inc.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 28, 2020, the date the financial statements were issued.

Supplementary Information

Brooklight Place Securities, Inc.

Schedule I - Computation of Net Capital and Aggregate Indebtedness
Under SEC Rule 15c3-1
December 31, 2019

Aggregate Indebtedness

Total liabilities	$	175,474

Net Capital

Stockholders' equity	$	329,124
Less nonallowable assets:		
Prepaid expenses		(72,292)
Nonallowable receivables		(38,220)
Furniture, computer hardware and software		(3,725)
Total nonallowable assets		(114,237)
Net capital under Rule 15c3-1, December 31, 2019	$	214,887

Capital Requirements

Minimum net capital requirement (greater of		
6 2/3 percent of aggregate indebtedness or $50,000)	$	50,000
Net capital in excess of requirement		164,887
Net capital as above	$	214,887
Ratio of aggregate indebtedness to net capital		.82 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited amended FOCUS report, Part II of Form X-17A-5 as of December 31, 2019.

Brooklight Place Securities, Inc.

Schedule II - Computation for Determination of Reserve Requirement Under
SEC Rule 15c3-3
December 31, 2019

Brooklight Place Securities, Inc. is exempt from the provision of Rule 15c3-3 pursuant to Section (k)(2)(ii) of such Rule, and was in compliance with the conditions of the exemption at December 31, 2019.

Brooklight Place Securities, Inc.

Schedule III - Information Relating to Possession or Control Requirements Under SEC
15c3-3

December 31, 2019

Brooklight Place Securities, Inc. is exempt from the provision of Rule 15c3-3 pursuant to Section (k)(2)(ii) of such Rule, and was in compliance with the conditions of the exemption at December 31, 2019.



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Brooklight Place Securities, Inc.

BROOKLIGHT PLACE SECURITIES, INC. EXEMPTION REPORT

Brooklight Place Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities an Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R 240.15c-3(k): (2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k): (2)(ii) throughout the most recent fiscal year, without exception.

Brooklight Place Securities, Inc.

I, Charles R. Brettell, swear that, to my best knowledge and belief, the Exemption Report is true and correct.

_____

Title: President

March 2, 2020
_____
Date



Identifying opportunities.
Delivering solutions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Shareholders
of Brooklight Place Securities, Inc.

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended 12/31/2019

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(36-REV 12/18)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Brooklight Place Securities, Inc.
1901 Butterfield Rd., Ste. 220
Downers Grove, IL 60515-1279

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ 17.35

    B. Less payment made with SIPC-6 filed (**exclude interest**)   (12.59   )

       30 Jul 19
       Date Paid

    C. Less prior overpayment applied   (0   )

    D. Assessment balance due or (overpayment)   4.76

    E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   0

    F. Total assessment balance and interest due (or overpayment carried forward) $ 4.76

    G. **PAYMENT:** √ the box
       Check mailed to P.O. Box ☐ Funds Wired ☐   ACH ☑ $ 4.76
       Total (must be same as F above)

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Brooklight Place Securities, Inc.
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the 30th day of January , 20 20 .   President
                                              (Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 01/01/2019
and ending 12/31/19

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)
$2,257,732.38

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.
2,169,847

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):
76,319

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)
$2,246,166

Total deductions

2d. SIPC Net Operating Revenues
$11,566

2e. General Assessment @ .0015
$17.35

(to page 1, line 2.A.)

2

SIPC-7 Instructions

This form is to be filed by all members of the Securities Investor Protection Corporation whose fiscal years end in 2011 and annually thereafter. The form together with the payment is due no later than 60 days after the end of the fiscal year, or after membership termination. Amounts reported herein must be readily reconcilable with the member's records and the Securities and Exchange Commission Rule 17a-5 report filed. Questions pertaining to this form should be directed to SIPC via e-mail at form@sipc.org or by telephoning 202-371-8300.

A. For the purposes of this form, the term "SIPC Net Operating Revenues" shall mean gross revenues from the securities business as defined in or pursuant to the applicable sections of the Securities Investor Protection Act of 1970 ("Act") and Article 6 of SIPC's bylaws (see page 4), less item 2c(9) on page 2.

B. Gross revenues of subsidiaries, except foreign subsidiaries, are required to be included in SIPC Net Operating Revenues on a consolidated basis except for a subsidiary filing separately as explained hereinafter.

If a subsidiary was required to file a Rule 17a-5 annual audited statement of income separately and is also a SIPC member, then such subsidiary must itself file SIPC-7, pay the assessment, and should not be consolidated in your SIPC-7.

SIPC Net Operating Revenues of a predecessor member which are not included in item 2a, were not reported separately and the SIPC assessments were not paid thereon by such predecessor, shall be included in item 2b(1).

C. Your General Assessment should be computed as follows:

(1) _Line 2a_ For the applicable period enter total revenue based upon amounts reported in your Rule 17a-5 Annual Audited Statement of Income prepared in conformity with generally accepted accounting principles applicable to securities brokers and dealers. or if exempted from that rule, use X-17A-5 (FOCUS Report) Line 12, Code 4030.

(2) _Adjustments_ The purpose of the adjustments on page 2 is to determine SIPC Net Operating Revenues.

(a) _Additions_ Lines 2b(1) through 2b(7) assure that assessable income and gain items of SIPC Net Operating Revenues are totaled, unreduced by any losses (e.g., if a net loss was incurred for the period from all transactions in trading account securities, that net loss does not reduce other assessable revenues). Thus, line 2b(4) would include all short dividend and interest payments including those incurred in reverse conversion accounts, rebates on stock loan positions and repo interest which have been netted in determining line 2(a).

(b) _Deductions_ Line 2c(1) through line 2c(9) are either provided for in the statue, as in deduction 2c(1), or are allowed to arrive at an assessment base consisting of net operating revenues from the securities business. For example, line 2c(9) allows for a deduction of either the total of interest and dividend expense (not to exceed interest and dividend income), as reported on FOCUS line 22/PART IIA line 13 (Code 4075), plus line 2b(4) or 40% of interest earned on customers' securities accounts (40% of FOCUS Line 5 Code 3960). Be certain to complete both line (i) and (ii), entering the greater of the two in the far right column. Dividends paid to shareholders are not considered "Expense" and thus are not to be included in the deduction. Likewise, interest and dividends paid to partners pursuant to the partnership agreements would also not be deducted.

If the amount reported on line 2c (8) aggregates to $100,000 or greater, supporting documentation must accompany the form that identifies these deductions. Examples of support information include; contractual agreements, prospectuses, and limited partnership documentation.

(i) Determine your SIPC Net Operating Revenues, item 2d, by adding to item 2a, the total of item 2b, and deducting the total of item 2c.

(ii) Multiply SIPC Net Operating Revenues by the applicable rate. Enter the resulting amount in item 2e and on line 2A of page 1.

(iii) Enter on line 2B the assessment due as reflected on the SIPC-6 previously filed.

(iv) Subtract line 2B and 2C from line 2A and enter the difference on line 2D. This is the balance due for the period.

(v) Enter interest computed on late payment (if applicable) on line 2E.

(vi) Enter the total due on line 2F and the payment of the amount due on line 2G.

(vii) Enter overpayment carried forward (if any) on line 2H.

D. Any SIPC member which is also a bank (as defined in the Securities Exchange Act of 1934) may exclude from SIPC Net Operating Revenues dividends and interest received on securities in its investment accounts to the extent that it can demonstrate to SIPC's satisfaction that such securities are held, and such dividends and interest are received, solely in connection with its operations as a bank and not in connection with its operations as a broker, dealer or member of a national securities exchange. Any member who excludes from SIPC Net Operating Revenues any dividends or interest pursuant to the preceding sentence shall file with this form a supplementary statement setting forth the amount so excluded and proof of its entitlement to such exclusion.

E. _Interest on Assessments._ If all or any part of assessment payable under Section 4 of the Act has not been postmarked within 15 days after the due date thereof, the member shall pay, in addition to the amount of the assessment, interest at the rate of 20% per annum on the unpaid portion of the assessment for each day it has been overdue.

F. Securities and Exchange Commission Rule 17a-5(e) (4) requires those who are not exempted from the audit requirement of the rule and whose gross revenues are in excess of $500,000 to file a supplemental independent public accountants report covering this SIPC-7 no later than 60 days after their fiscal year ends.

Mail this completed form to SIPC together with a check for the amount due, made payable to SIPC, using the enclosed return PO BOX envelope, pay via ACH Debit Authorization through SIPC's ACH system at www.sipc.org/for-members/assessments or wire the payment to:

On the wire identify the name of the firm and its SEC Registration 8-# and label it as "for assessment." Please fax a copy of the assessment form to (202)-223-1679 or e-mail a copy to form@sipc.org on the same day as the wire.

From Section 16(9) of the Act:

The term "gross revenues from the securities business" means the sum of (but without duplication)—

(A) commissions earned in connection with transactions in securities effected for customers as agent (net of commissions paid to other brokers and dealers in connection with such transactions) and markups with respect to purchases or sales of securities as principal;

(B) charges for executing or clearing transactions in securities for other brokers and dealers;

(C) the net realized gain, if any, from principal transactions in securities in trading accounts;

(D) the net profit, if any, from the management of or participation in the underwriting or distribution of securities;

(E) interest earned on customers' securities accounts;

(F) fees for investment advisory services (except when rendered to one or more registered investment companies or insurance company separate accounts) or account supervision with respect to securities;

(G) fees for the solicitation of proxies with respect to, or tenders or exchanges of, securities;

(H) income from service charges or other surcharges with respect to securities;

(I) except as otherwise provided by rule of the Commission, dividends and interest received on securities in investment accounts of the broker or dealer;

(J) fees in connection with put, call, and other options transactions in securities;

(K) commissions earned for transactions in (i) certificates of deposit, and (ii) Treasury bills, bankers acceptances, or commercial paper which have a maturity at the time of issuance of not exceeding nine months, exclusive of days of grace, or any renewal thereof, the maturity of which is likewise limited, except that SIPC shall by bylaw include in the aggregate of gross revenues only an appropriate percentage of such commissions based on SIPC's loss experience with respect to such instruments over at least the preceding five years; and

(L) fees and other income from such other categories of the securities business as SIPC shall provide by bylaw.

Such term includes revenues earned by a broker or dealer in connection with a transaction in the portfolio margining account of a customer carried as securities accounts pursuant to a portfolio margining program approved by the Commission. Such term does not include revenues received by a broker or dealer in connection with the distribution of shares of a registered open end investment company or unit investment trust or revenues derived by a broker or dealer from the sales of variable annuities, the business of insurance, or transactions in security futures products.

From Section 16(14) of the Act:

The term "Security" means any note, stock, treasury stock, bond, debenture, evidence of indebtedness, any collateral trust certificate, preorganization certificate or subscription, transferable share, voting trust certificate, certificate of deposit, certificate of deposit for a security, or any security future as that term is defined in section 78c(a)(55)(A) of this title, any investment contract or certificate of interest or participation in any profit-sharing agreement or in any oil, gas or mineral royalty or lease (if such investment contract or interest is the subject of a registration statement with the Commission pursuant to the provisions of the Securities Act of 1933 [15 U.S.C. 77a et seq.]), any put, call, straddle, option, or privilege on any security, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase or sell any of the foregoing, and any other instrument commonly known as a security. Except as specifically provided above, the term "security" does not include any currency, or any commodity or related contract or futures contract, or any warrant or right to subscribe to or purchase or sell any of the foregoing.

From SIPC Bylaw Article 6 (Assessments):
Section 1(f):

The term "gross revenues from the securities business" includes the revenues in the definition of gross revenues from the securities business set forth in the applicable sections of the Act.

Section 3:

For purpose of this article:
(a) The term "securities in trading accounts" shall mean securities held for sale in the ordinary course of business and not identified as having been held for investment.
(b) The term "securities in investment accounts" shall mean securities that are clearly identified as having been acquired for investment in accordance with provisions of the Internal Revenue Code applicable to dealers in securities.
(c) The term "fees and other income from such other categories of the securities business" shall mean all revenue related either directly or indirectly to the securities business except revenue included in Section 16(9)(A)-(L) and revenue specifically excepted in Section 4(c)(3)(C)[Item 2c(1), page 2].

Note: If the amount of assessment entered on line 2e of SIPC-7 is greater than 1/2 of 1% of "gross revenues from the securities business" as defined above, you may submit that calculation along with the SIPC-7 form to SIPC and pay the smaller amount, subject to review by your Examining Authority and by SIPC.

SIPC Examining Authorities:

ASE	American Stock Exchange, LLC	FINRA	Financial Industry Regulatory Authority
CBOE	Chicago Board Options Exchange, Incorporated	NYSE	Arca, Inc.
CHX	Chicago Stock Exchange, Incorporated	NASDAQ	OMX PHLX
		SIPC	Securities Investor Protection Corporation